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                                                                    EXHIBIT 99.7

                                 PRESS RELEASE

                    ADVANCED LIGHTING TECHNOLOGIES ANNOUNCES
                        THIRD QUARTER OPERATING RESULTS

SOLON, OHIO, MAY 7, 2001 - ADVANCED LIGHTING TECHNOLOGIES, INC. (NASDAQ: ADLT) announced today a net loss of $75,000, or $0.03 per diluted share, for the fiscal 2001 third quarter ended March 31, 2001, compared with net income of $1.0 million, or $0.02 per diluted share, for the fiscal 2000 third quarter. Third quarter sales fell 3 percent to $53.1 million from $54.9 million in the comparable year-ago quarter. Income from operations declined to $3.2 million from $4.5 million in the fiscal 2000 third quarter.

For the nine months ended March 31, 2001, the Company reported a loss of $0.30 per diluted share on net income of $664,000, versus diluted earnings per share of $0.00 on net income of $1.2 million in the first nine months of the prior fiscal year. Sales fell 5 percent to $161.9 million from $171.0 million in the comparable period a year earlier. Income from operations declined to $10.8 million for the fiscal 2001 nine-month period, compared with $11.6 million in the prior-year period.

The Company noted that the decrease in earnings per share is primarily due to a new accounting pronouncement effective in fiscal 2001 that resulted in a one-time cumulative effect adjustment relating to the Company's convertible preferred stock. The cumulative effect adjustment had no income statement or cash flow impact. Excluding the one-time cumulative effect adjustment, the Company recorded a loss of $0.06 for the first nine months of fiscal 2001, compared with diluted per share results of $0.00 for the same period a year ago.

Commenting on the third quarter results, Wayne R. Hellman, Chairman and Chief Executive Officer, said, "While we are disappointed by the loss in the third quarter, we are pleased to note that our strategic focus on our telecommunications business, pulse start product line and metal halide components is paying off with strong growth in those areas. Economic conditions have been tough, but our cash flow from operations is positive and we are beginning to see strengthening in the markets we serve."

The Company noted that total Pulse Start sales grew 26% to $10.5 million from $8.3 million in the comparable year ago quarter and for the nine months grew 40% to $33.3 million over the comparable period a year ago. Third quarter metal halide system component sales, lamps and ballasts, inside the U.S. were up 6% over the comparable year ago quarter.

Included in the Company's net sales is approximately $805,000 of DSI telecommunication product sales, which reflects an increase of 127 percent over the year ago quarter sales of $354,000. For the nine months ended March 31, 2001, telecommunication sales increased 114 percent to approximately $2.0 million as compared to $936,000 in the prior year.

Offsetting these gains and reflecting a strategic decision to de-emphasize less promising areas of the Company's business were a decline in non-metal halide lighting products of 16 percent and DSI's decline in its non-telecommunications sales of 13 percent. Also, due to the strong dollar, the sales for

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the foreign entities were reduced by $1.1 million from what the sales would have been using the exchange rates from a year ago.

OUTLOOK

Hellman commented further, "At this point, we are expecting our fourth quarter sales to be $55 million, a slight increase over last year. The Company expects earnings per share for the fourth quarter to range between a loss per share of four cents and a gain of two cents per share. We anticipate fiscal 2002 sales to be in the range of $245 million to $255 million, with diluted earnings per share between $.15 and $.25. A major factor in our optimism is backlog orders in the telecommunications product area that reached $4.6 million as of March 31, 2001. This is an increase of 156 percent from December 31, 2000 backlog orders of $1.8 million. We also expect metal halide lighting to be a strong growth business as we build awareness of our energy efficient Uni-form(R) pulse start systems."

Advanced Lighting Technologies, Inc. is an innovation-driven designer, manufacturer, and marketer of metal halide lighting products, including materials, system components and systems. The Company also develops, manufactures and markets passive optical telecommunications devices, components and equipment based on the optical coating technology of its wholly-owned subsidiary, Deposition Sciences, Inc.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties. As discussed in the Company's SEC filings, covenants in the Company's bank credit facility, the indenture relating to the Company's 8% Senior Notes and the Company's agreements with General Electric Company limit certain corporate actions. As a result, implementation of certain strategic alternatives relating to the telecommunications unit may require consent or require replacement of these ADLT financing sources. The Company has no assurance that such consents or replacement financing can be obtained in a manner to permit timely implementation of these strategic alternatives. Other risks and uncertainties include the strength of the recovery of the U.S. economy, the timely development and market acceptance of new products, the ability to provide adequate incentives to retain and attract key employees, the impact of competitive products and pricing, and other risks detailed from time-to-time in the Company's EDGAR filings with the Securities and Exchange Commission. In particular, see "Risk Factors" in the Company's Form 10-K for the fiscal year ended June 30, 2000. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements.

For further information, contact:

Lisa Barry
Advanced Lighting Technologies, Inc.
440/836-7111

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                      Advanced Lighting Technologies, Inc.
           Condensed Consolidated Statements of Operations (Unaudited)

                 (In thousands, except per share dollar amounts)

                                                            THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                MARCH 31,                  MARCH 31,
                                                          ----------------------    ----------------------
                                                             2001         2000        2001         2000
                                                          ---------    ---------    ---------    ---------
Net sales                                                 $  53,073    $  54,945    $ 161,911    $ 171,010

Costs and expenses:
   Cost of sales                                             31,533       32,270       97,085      103,966
   Marketing and selling                                     10,907       10,367       31,611       31,159
   Research and development                                   3,098        3,665        9,681       10,643
   General and administrative                                 3,606        3,669       10,614       11,790
   Special charge                                              --           (234)        --           (234)
   Amortization of intangible assets                            709          706        2,118        2,053
                                                          ---------    ---------    ---------    ---------
Income from operations                                        3,220        4,502       10,802       11,633

Other income (expense):
   Interest expense                                          (3,436)      (3,580)     (10,663)     (10,693)
   Interest income                                              262          242          749          676
   Income (loss) from equity investments                        (81)         104          (63)         189
                                                          ---------    ---------    ---------    ---------

Income (loss) before income taxes and minority interest         (35)       1,268          825        1,805
Income taxes                                                      9          210          106          549
                                                          ---------    ---------    ---------    ---------

Income (loss) before minority interest                          (44)       1,058          719        1,256
Minority interest in income of consolidated subsidiary          (31)         (13)         (55)         (13)
                                                          ---------    ---------    ---------    ---------

Net income (loss)                                         $     (75)   $   1,045    $     664    $   1,243
                                                          =========    =========    =========    =========


Earnings (loss) per share:
   Basic                                                  $    (.03)   $     .02    $    (.30)   $     .00
                                                          =========    =========    =========    =========

   Diluted                                                $    (.03)   $     .02    $    (.30)   $     .00
                                                          =========    =========    =========    =========

Weighted average shares outstanding:

   Basic                                                     23,238       20,394       22,175       20,343
                                                          =========    =========    =========    =========

   Diluted                                                   23,238       21,693       22,175       21,086
                                                          =========    =========    =========    =========



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                          Advanced Lighting Technologies, Inc.
                         Condensed Consolidated Balance Sheets
                                     (in thousands)

                                                      (Unaudited)        (Audited)
                                                        March 31         June 30,
                                                          2001            2000
                                                         --------       --------
Assets
Current assets:
   Cash and cash equivalents                             $  3,669       $  3,890
   Trade receivables, net                                  32,813         31,983
   Inventories                                             47,856         48,462
   Prepaid expenses                                         2,942          1,881
                                                         --------       --------
            Total current assets                           87,280         86,216

Property, plant and equipment, net                        118,527        109,163
Other noncurrent assets                                   105,363        109,096
                                                         --------       --------
                                                         $311,170       $304,475
                                                         ========       ========

Liabilities and Shareholders' Equity
Current liabilities:
   Short-term debt                                       $  6,463       $  7,097
   Accounts payable                                        18,337         20,389
   Employee-related liabilities                             3,712          3,913
   Other current liabilities                                9,066         14,868
                                                         --------       --------
            Total current liabilities                      37,578         46,267

Long-term debt                                            154,965        158,110
Minority interest                                             371            316
Preferred stock                                            18,904         16,999
Common shareholders' equity                                99,352         82,783
                                                         --------       --------
                                                         $311,170       $304,475
                                                         ========       ========



                      Advanced Lighting Technologies, Inc.
                      Supplemental Information - Unaudited
                                 (in thousands)

                                                          Nine Months Ended March 31,
                                                          -------------------------
                                                             2001          2000
                                                           ---------   -----------

Net cash provided by (used in) operating activities        $    400    $(12,658)
Capital expenditures                                         17,474       4,357
Depreciation                                                  6,444       5,461
Amortization                                                  2,118       2,053